SHEARMAN & STERLING [redacted]

04035759

FAX: 212-848-7179
TELEX: 667290 WUI
www.shearman.com

599 LEXINGTON AVENUE
NEW YORK, N.Y. 10022-6069
212 848-4000

ABU DHABI
BEIJING
BRUSSELS
DUSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SAO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

(212) 848-7205

July 21, 2004

RECD S.E.C.
JUL 2 1 2004
1083

BY HAND

Securities and Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington, DC 20549

Telefônica Data Brasil Holding S.A.
12g3-2(b) Exemption Submission
File No. 82-5151

SUPPL

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "Company"), I attach hereto the Minutes of the 32nd Board of Directors' Meeting, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (212) 848-7205 if you need any further clarification on the above.

Very truly yours,

ACSilva

Ana Claudia Silva
Associate

dlw
7/26

PROCESSED
JUL 27 2004
THOMSON
FINANCIAL

NYDOCS01/995114.3

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

Announces the Minutes of the 32nd Board of Directors' Meeting

July 20, 2004 (02 pages)

For more information, please contact:

Charles E. Allen
TELEFÔNICA DATA BRASIL HOLDING S.A.
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; July 20, 2004) Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) hereby informs the Minutes of the 32nd Board of Directors' meeting held on July 20, 2004:

1. DATE, TIME AND VENUE OF THE MEETING: July 20, 2004, at 11:30 hours, at Rua Martiniano de Carvalho 851, 21st Floor, in the Capital of the State of São Paulo.

2. INSTALLATION: The Directors taking part of the meeting were elected for the Board of Directors of the Company in the 3rd General Ordinary Shareholders' Meeting, held on March 26, 2004. Mr. João Carlos de Almeida acted as Secretary of the Board. The meeting began with the presence of the undersigned Board Members and the legal "quorum" to proceed with the meeting was verified.

3. RESOLUTIONS: The Directors present in the meeting took the following resolutions by unanimous vote:

3.1) Election of President and Vice-President of the Board of Directors – The Board of Directors appointed Director Eduardo Fernando Caride as President of the Board and Director Fernando Xavier Ferreira as Vice-President of the Board.

3.2) Election of the Executive Management – The Board of Directors, by unanimous vote, re-elected the current Executive Management of the Company, ratifying their actions until the present date. The Executive Management will be on office for 3 years, with their mandate expiring on the date of the General Ordinary Shareholders' Meeting of 2007. The following is the composition of the Executive Management: Mr. **Fernando Xavier Ferreira**, Brazilian, married, with studies of engineering, holder of identify card RG # 585.363 SSP/SP, with CPF/MF # 142.144.239-68, resident in the city of Curitiba, State of Paraná, commercial address at Rua Martiniano de Carvalho 851, 21st floor, São Paulo, SP, for the position of President of the Company; Mr. **Eduardo Navarro de Carvalho**, Brazilian, married, with studies of engineering, holder of identify card RG # M 1.501.849 SSP/MG, with CPF/MF # 531.710.556-00, resident in the city of São Paulo, State of São Paulo, commercial address at Rua Martiniano de Carvalho 851, 20th floor, São Paulo, SP, for the position of Vice-President of Corporate and Regulatory Strategy; and Mr. **Gilmar Roberto Pereira Camurra**, Brazilian, divorced, business administrator, holder of identify card RG # 7.990.926 SSP/SP, with CPF/MF # 810.374.908-78, resident in the city of São Paulo, State of São Paulo, commercial address at Rua Martiniano de Carvalho 851, 20th floor, São Paulo, SP, for the position of Vice-President of Finance, Management Control and Resources. In accordance with Edit CVM Nº 309 dated as of June 10, 1999, Mr. Gilmar Roberto Pereira Camurra, Vice-President of Finance, Management Control and Resources, was re-appointed as Director of Investor

Relations. The appointed Directors declare that they are not legally impaired to take office, *specially, and without limitation, by what is stated on article 147 of the* Law 6404/76.

4. Closing of the Meeting: At the end of the meeting, as there were no more subjects to be discussed, this minute was prepared as a summary of the events, and was approved and signed by the members of the Board of Directors and will henceforth be contained in the meeting log. São Paulo, July 20, 2004.

Signatures:

Eduardo Fernando Caride – President of the Board
Fernando Xavier Ferreira – Vice-President of the Board
João Carlos de Almeida - Secretary
Antonio Viana-Baptista – represented by Mr. Roberto José Maris de Medeiros
Bernardo Quinn - represented by Mr. Roberto José Maris de Medeiros
Cláudio José Carvalho de Andrade
Javier Nadal Ariño - represented by Mr. Roberto José Maris de Medeiros
Juan Carlos Ros Brugueras - represented by Mr. Roberto José Maris de Medeiros
Manoel Luiz Ferrão Amorim
Roberto José Maris de Medeiros